December 15, 2015

Via EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Proteon Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 12, 2015
File No. 333-207965

Dear Ms. Hayes:

This letter sets forth the response of Proteon Therapeutics, Inc. (the “Company”) to the comment letter, dated November 24, 2015, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the SEC with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

1.	Please file the form indenture as an exhibit to the registration statement prior to effectiveness. For guidance, please refer to the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations 201.02 and 201.04.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, we have filed the form indenture as Exhibit 4.5 to the Amended Registration Statement.

2.	We note that you have a pending confidential treatment request. We will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing of your confidential treatment request.

Response: We respectfully acknowledge the Staff’s comment and will await processing of the Company’s confidential treatment request.

3.	We note disclosure on page 9 indicates that your debt securities may be guaranteed. Please revise the registration statement to register the offering of guarantees and include the guarantees in your legal opinion.

Suzanne Hayes

Securities and Exchange Commission

December 15, 2015

Response: We respectfully confirm that the Company will not be offering any guarantees. The Amended Registration Statement has been revised to delete the reference to guarantees under “Description of Debt Securities -- General” (page 9 of the Amended Registration Statement). In addition, in light of the fact that the Company will not be offering any guarantees, we have made no changes to our legal opinion.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at (617) 951-8574 or George Eldridge, Chief Financial Officer at the Company, at 617-890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:	Alla Berenshteyn, U.S. Securities and Exchange Commission
George Eldridge, Proteon Therapeutics, Inc.
Julio E. Vega, Morgan, Lewis & Bockius LLP
Christina Bailey, Morgan, Lewis & Bockius LLP